UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 12b-25

Notification of Late Filing

SEC File Number:  001-36662

CUSIP Number:  [            ]

(Check One)

☐  Form 10-K  ☐  Form 20-F  ☒  Form 10-Q  ☐  Form N-SAR

For Period Ended:  June 30, 2017

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:________________________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

_____________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:  Great Basin Scientific, Inc.

Address of Principal Executive Office: 420 E. South Temple, Suite 520, Salt Lake City, UT

Telephone: 801-990-1055

PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate):

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company is currently unable to meet its payment obligations to certain of its suppliers and service providers and is currently unable to satisfy its ordinary course working capital requirements.  Due to its lack of funds, the Company could not complete the finalization of its financial statements and related disclosures for the quarter ended June 30, 2017, and consequently cannot file its Quarterly Report on Form 10-Q within the prescribed time period and will not be able to file the Form 10-Q within 5 calendar days of its prescribed due date.  Because of its lack of funds, there can be no assurance that the Company will continue as a going concern.  See Item 1A – Risk Factors –“Our inability to raise capital on acceptable terms in the future may cause us to delay, diminish, or curtail certain operational activities, including research and development activities, clinical trials, sales and marketing, and other operations, in order to reduce costs and sustain the business, and such inability would have a material adverse effect on our business and financial condition.”, and “We may not be able to continue to operate as a going concern.” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2016.

PART IV -- OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification.

Jeffrey Rona	(303) 523-4014
Name	(Area Code) (Telephone Number)

(2)Have all other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes    [  ] No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes    [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the change in the various complex instruments required to be recorded at fair value, we anticipate a significant change in reported net income or net loss for the three and six months ended June 30, 2017 as compared to the net loss recorded for the three and six months ended June 30, 2016 in the amount of $20.3 million and $53.9 million, respectively.  The Company is unable to estimate the amount of the change as the fair value calculation has not been completed.

Great Basin Scientific, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2017	By:	/s/ Ryan Ashton
Ryan Ashton
President and Chief Executive Officer